Exhibit 99.2

Third Quarter 2023 Earnings Call October 25, 2023

Forward-Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q3 2023 Highlights

- **Safety**: YTD recordable case rate[(1)] of 2.1
- **Shipments**: 369kt (-5% YoY)
- **Revenue**: €1.7 billion (-15% YoY)
- **Value-Added Revenue**: €704 million (+5% YoY)
- **Net income**: €64 million
- **Record Q3 Adj. EBITDA**: €168 million (+5% YoY)
  - Record Q3 Adj. EBITDA in A&T
- **Cash from Operations**: €154 million
- **Free Cash Flow**: €78 million
  - In addition, closed the sale of our soft alloy extrusion business in Germany for cash consideration of €48.8 million
- **Leverage**: 2.5x at September 30, 2023

Adjusted EBITDA Bridge


€ in millions
160
(11)
34
(9)
(6)
168
+5%
Q3 2022
P&ARP
A&T
AS&I
H&C
Q3 2023

Net Debt / LTM Adjusted EBITDA


Down 0.5x
3.0x
2.5x
Q3 2022
Q3 2023

(1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.

Strong Q3 results despite significant inflationary pressure and demand headwinds

Constellium
Third Quarter 2023 – Earnings Call 5

Jack Guo Chief Financial Officer

Value-Added Revenue Bridge Q3 2023 vs. Q3 2022 € millions +5%

Packaging & Automotive Rolled Products Q3 2023 Performance ØAdjusted EBITDA of €67 million ØHigher automotive shipments; lower packaging and specialty shipments ØImproved price and mix ØHigher operating costs mainly due to inflation, operating challenges at Muscle Shoals and unfavorable metal costs ØUnfavorable FX translation Q3 Q3 2023 2022 %r Shipments (kt) 261 267 (2)% Revenue (€m) 954 1,140 (16)% Adj. EBITDA (€m) 67 78 (14)% Adj. EBITDA (€ / t) 256 291 (12)% Q3 Adjusted EBITDA Bridge

Aerospace & Transportation Q3 2023 Performance ØAdjusted EBITDA of €79 million ØHigher aerospace shipments; lower TID shipments ØImproved price and mix ØHigher operating costs mainly due to inflation ØUnfavorable FX translation Q3 Q3 2023 2022 %r Shipments (kt) 53 55 (3)% Revenue (€m) 404 432 (6)% Adj. EBITDA (€m) 79 45 76% Adj. EBITDA (€ / t) 1,480 807 83% Q3 Adjusted EBITDA Bridge

Automotive Structures & Industry Q3 2023 Performance ØAdjusted EBITDA of €26 million ØLower industry and automotive shipments ØImproved price and mix ØHigher operating costs mainly due to inflation Q3 Q3 2023 2022 %r Shipments (kt) 55 65 (15)% Revenue (€m) 370 473 (22)% Adj. EBITDA (€m) 26 35 (27)% Adj. EBITDA (€ / t) 467 544 (14)% Q3 Adjusted EBITDA Bridge

Managing the Current Inflationary Environment Cost Pressures and Mitigants â–ª Broad based and significant inflationary pressures expected to continue throughout 2023 – Labor and other non-metal costs higher, particularly European energy â–ª A number of tools working to offset inflation: – Solid cost control by businesses, including Vision ‘25 initiatives – Inflationary protections (i.e. PPI inflators) – Contracts with better pricing and better protections Addressing Inflationary Pressures YTD Adjusted EBITDA Bridge (2023 vs. 2022) € millions Inflation is significant but manageable; largely offset by improved pricing and our relentless focus on cost control

Free Cash Flow YTD 2023 Free Cash Flow Highlights ØFree Cash Flow of €112 million YTD 2023, with strong performance in Q3 of €78 million; compared to YTD 2022: ØStronger Adjusted EBITDA ØHigher capital expenditures ØHigher cash interest YTD 2023 YTD 2022 € in millions Net cash flows from 321 323 operating activities Purchases of property, plant and equipment, (209) (163) net of grants received Free Cash Flow 112 160 Track Record of Free Cash Flow Generation millions in € Current 2023 Expectations ØFree Cash Flow: >€150 million ØCapex: €340-350 million ØCash interest: ~€120 million ØCash taxes: ~€30 million ØTWC/Other: modest use of cash

Net Debt and Liquidity Net Debt and Leverage € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights ØLeverage at 2.5x, a multi-year low; reached the high end of leverage target ØTarget leverage range of 1.5x to 2.5x ØReduced short-term borrowings ØCompleted redemption of $50 million of 2026 bonds in July 2023 ØNo near-term bond maturities ØStrong liquidity position Maturity Profile(1) € in millions Liquidity € in millions Strong balance sheet and improved financial flexibility give us confidence to manage varying business conditions

Jean-Marc Germain Chief Executive Officer

End Market Updates

A Diversified Platform

LTM Revenue by End Market


Packaging 36%
Automotive 28%
Aerospace 13%
Specialties 23%

Market	Commentary
Packaging	• Inventory adjustments appear largely behind us in both North America and Europe • Still seeing demand weakness in both regions given current inflationary environment, lack of promotional activity and following the multi-year period of rapid growth during COVID • Long-term trends remain in place with low to mid single digit growth expected in both North America and Europe
Automotive	• Shipments have improved but production of light vehicles remains well below pre-COVID levels in both North America and Europe • No impact from UAW strike in Q3; expect some impact in Q4 • Dealer inventories remain low; consumer demand for luxury cars, light trucks, and SUVs remains steady • Lightweighting megatrend driving increased demand for rolled and extruded products; electrification trend gaining momentum
Aerospace	• Major OEMs have announced narrow body build rate increases; recovery continued in 3Q 2023 with shipments up >20% YoY, though still below pre-COVID levels • Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for narrow and wide body aircraft • Demand strong in business/regional jet, defense and space
Other Specialties	<u>Transportation, Industry and Defense (Rolled):</u> • Demand remains strong in select markets like defense and North America transportation • Continued weakness in other markets; demand in North America more stable than Europe <u>Industry (Extrusions):</u> • Europe: Demand remains weak across industrial markets

Constellium
Third Quarter 2023 – Earnings Call 15

Key Messages and Guidance Strong performance in 3Q 2023 – Record 3Q Adjusted EBITDA despite a number of challenges including significant inflationary pressures Targets – Solid operational performance and strong cost control 2023 Adjusted EBITDA: – Free Cash Flow of €78 million in Q3; YTD €112 million €700 to €720 million – Leverage of 2.5x at quarter-end, an important milestone for the company and a multi-year low 2023 Free Cash Flow: Exciting future ahead with opportunities to grow our business >€150 million and enhance profitability and returns Long-Term Adjusted – Diversified portfolio serving resilient end markets – Durable, sustainability-driven secular growth trends driving EBITDA: >€800 million in 2025 increased demand for our products – Infinitely recyclable aluminium is part of the circular economy Leverage: – Substantial value creation opportunities remain longer term; 1.5x—2.5x planting the seeds today for future growth and profitability – Execution focused with proven ability to flex costs – Healthy balance sheet with improved financial flexibility Focused on executing our strategy, delivering our long-term EBITDA guidance, achieving our ESG objectives and increasing shareholder value

Appendix

VAR Reconciliation Three months ended Nine months ended    September 30, September 30, (in millions of Euros) 2023 2022 2023 2022 Revenue 1,720 2,022 5,626 6,276 Hedged cost of alloyed metal (1,037) (1,414) (3,435) (4,191) Revenue from incidental activities (6) (5) (20) (16) Metal price lag 27 70 72 (40) VAR 704 673 2,243 2,029 Adjusted EBITDA 168 160 542 525 VAR Margin 23.8% 23.7% 24.2% 25.9%

Reconciliation of Net Income to Adjusted EBITDA Three months ended Nine months ended    September 30, September 30, (in millions of Euros) 2023 2022 2023 2022 Net income 64 131 118 278 Income tax expense / (benefit) 18 (137) 35 (102) Income / (loss) before tax 82 (6) 153 176 Finance costs—net 36 36 106 98 Income from operations 118 30 259 274 Depreciation and amortization 77 73 221 209 Unrealized (gains) / losses on derivatives (23) (19) 5 65 Unrealized exchange losses from the remeasurement — 1 — 2 of monetary assets and liabilities—net Share based compensation costs 5 4 15 13 Metal price lag 27 70 72 (40) (Gains) / losses on disposal (36) 1 (30) 2 Adjusted EBITDA 168 160 542 525

Free Cash Flow Reconciliation Three months ended Nine months ended    September 30, September 30, (in millions of Euros) 2023 2022 2023 2022 Net cash flows from operating activities 154 154 321 323 Purchases of property, plant and equipment, (76) (80) (209) (163) net of grants received Free Cash Flow 78 74 112 160 Q3 2023 Q2 2023 Q1 2023 Q4 2022 Q3 2022 Q2 2022 Q1 2022 Q4 2021 (in millions of Euros) Net cash flows from operating activities 154 133 34 128 154 111 58 118 Purchases of property, plant and equipment, (76) (65) (68) (106) (80) (51) (32) (104) net of grants received Free Cash Flow 78 68 (34) 22 74 60 26 14 Q3 2021 Q2 2021 Q1 2021 Q4 2020 Q3 2020 Q2 2020 Q1 2020 Q4 2019 (in millions of Euros) Net cash flows from operating activities 91 73 75 71 111 8 144 107 Purchases of property, plant and equipment, (51) (38) (29) (43) (36) (41) (57) (91) net of grants received Free Cash Flow 40 35 46 28 75 (33) 87 16

Net Debt Reconciliation September 30, June 30, March 31, December 31, September 30, (in millions of Euros) 2023 2023 2023 2022 2022 Borrowings 1,909 2,028 2,099 2,056 2,169 Fair value of net debt derivatives, — — 1 1 (1) net of margin calls Cash and cash equivalents (159) (178) (193) (166) (171) Net Debt 1,750 1,850 1,907 1,891 1,997 LTM Adjusted EBITDA 690 682 672 673 672 Leverage 2.5x    2.7x 2.8x 2.8x 3.0x

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended September 30, June 30, March 31, December 31, September 30, (in millions of Euros) 2023 2023 2023 2022 2022 Net income 148 215 151 308 285 Income tax expense / (benefit) 32 (123) (139) (105) (100) Income before tax 180 92 12 203 185 Finance costs—net 139 139 136 131 139 Income from operations 319 231 148 334 324 Depreciation and amortization 299 295 293 287 281 Restructuring costs 1 1 1 1 — Unrealized (gains) / losses on derivatives (14) (10) 111 46 97 Unrealized exchange (gains) / losses from the (1) — 1 1 2 remeasurement of monetary assets and liabilities—net (Gains) / losses on pension plan amendments (47) (47) (47) (47) 30 Share based compensation costs 20 19 17 18 17 Metal price lag 141 184 139 29 (83) (Gains) / losses on disposals (28) 9 9 4 4 Adjusted EBITDA 690 682 672 673 672

Borrowings Table At September 30, At December 31, 2023 2022 Nominal Nominal Value in Nominal Value in (Arrangement Accrued Carrying Carrying (in millions of Euros) Currency Rate Euros fees) Interests Value Value Secured Pan-U.S. ABL $ — Floating — — 1 1 81 (due 2026) Senior Unsecured Notes Issued November 2017 and due 2026 $ 250 5.875% 236 (1) 2 237 285 Issued November 2017 and due 2026 € 400 4.250% 400 (3) 2 399 403 Issued June 2020 and due 2028 $ 325 5.625% 307 (4) 5 308 301 Issued February 2021 and due 2029 $ 500 3.750% 472 (5) 8 475 467 Issued June 2021 and due 2029 € 300 3.125% 300 (4) 2 298 300 Lease liabilities 151 — 1 152 168 Other loans 39 — — 39 51 Total Borrowings 1,905 (17) 21 1,909 2,056 Of which non-current 1,855 1,908 Of which current 54 148